Exhibit 99.1

China Nepstar Chain Drugstore Announces Share Repurchase Program

SHENZHEN, China, Aug. 23, 2011 /PRNewswire-Asia-FirstCall/ — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced that its board of directors has authorized a share repurchase program. Under the terms of the approved program, China Nepstar may repurchase up to US$20 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 12 months.

The repurchases will be made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of the ADSs, the nature of other investment opportunities presented to the Company, the Company’s cash flows and expected cash flows, general economic conditions and other factors.

The Company may effect buyback transactions pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Nepstar plans to fund repurchases made under this program from its available cash balance.

Mr. Simin Zhang, Chairman of Nepstar commented, “The share repurchase program illustrates our confidence in the long-term growth of our company and our commitment to returning capital to our shareholders. Our strong balance sheet presents us the flexibility to invest in a variety of avenues to enhance shareholder value.”

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of June 30, 2011, the Company had 2,511 stores across 74 cities, one headquarter distribution center and 14 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Lucia Qian

China Nepstar Chain Drugstore Ltd.

Vice President, IR

Phone: +86-755-2641-4065

Email: qianrt@nepstar.cn

Dixon Chen

Grayling

Investor Relations

Tel: +1-646-284-9403

Email: dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

Tel: +1-646-284-9455

Email: ivette.almeida@grayling.com